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                               June 5, 2024

       Xiao Jian Wang
       Chief Executive Officer
       GD Culture Group Limited
       22F - 810 Seventh Avenue
       New York, NY 10019

                                                        Re: GD Culture Group
Limited
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            File No. 001-37513

       Dear Xiao Jian Wang:

                                                        We have reviewed your
filing and have the following comment(s).

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K filed April 2, 2024

       Overview, page 1

   1.                                                   Please disclose
prominently at the beginning of Item 1 that you are not a Chinese operating company but a
Nevada holding company with operations conducted by your
                                                        subsidiaries based in
China and, within this reporting period, through contractual arrangements with one
or more variable interest entities based in China, and that this structure involves
unique risks to investors. If true, disclose that these contracts have not been tested in court.
Explain whether the VIE structure is used to provide investors with exposure to foreign
investment in China-based companies where Chinese law prohibits direct foreign
investment in the operating companies. Disclose that investors may never hold equity interests
in the Chinese operating company. Your disclosure should
                                                        acknowledge that
Chinese regulatory authorities could disallow your structure, which would likely result in
a material change in your operations and/or a material change in the value your securities,
including that it could cause the value of such securities to significantly decline
or become worthless. Provide a cross-reference to your detailed discussion of risks
facing the company and the offering as a result of this structure.
   2.                                                   Provide prominent
disclosure at the beginning of Item 1 about the legal and operational
 Xiao Jian Wang
FirstName
GD CultureLastNameXiao
             Group LimitedJian Wang
Comapany
June 5, 2024NameGD Culture Group Limited
June 5,
Page 2 2024 Page 2
FirstName LastName
         risks associated with being based in or having the majority of the
company   s operations in
         China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China
s government, such
         as those related to the use of variable interest entities and data security or anti-monopoly
         concerns, have or may impact the company   s ability to conduct its
business, accept
         foreign investments, or list on a U.S. or other foreign exchange.
3. Please revise the diagram on page 2 to clarify who owns the portion of Shanghai Xianzhui that you do not.
Item 1. Business
Corporate History and Structure, page 2

4. Please explain whether VIE's constituted a material part of your consolidated financial statements in the year ended December 31, 2022 or 2023. If yes, please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue (if any) and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the
         WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading.
Recent Regulatory Developments, page 4

5. In the beginning of Item 1, please clarify that the legal and operational risks associated with operating in China also apply to operations in Hong Kong. Please also provide a discussion of the applicable laws in Hong Kong specifically, as well as the related risks and consequences. This discussion should include, for example, the enforceability of civil liabilities in Hong Kong, and how regulatory actions related to data security or anti-
         monopoly concerns in Hong Kong have or may impact the company   s
ability to conduct
         its business, accept foreign investment or list on a U.S./foreign exchange. Include risk factor disclosure explaining whether there are laws/regulations in Hong Kong that result in oversight over data security, how this oversight impacts the
company   s business and the
 Xiao Jian Wang
FirstName
GD CultureLastNameXiao
             Group LimitedJian Wang
Comapany
June 5, 2024NameGD Culture Group Limited
June 5,
Page 3 2024 Page 3
FirstName LastName
         offering, and to what extent the company believes that it is compliant with the regulations or policies that have been issued. Where applicable, please also disclose the location of your auditor's headquarters.
Asset Transfer between our Company and our Subsidiaries, page 5

6. We note your disclosure regarding the value of transfers between you and your subsidiaries. Please confirm that such disclosure represents all cash flows and transfers of assets between and among the entities within your organization, or revise to quantify any other cash flows and transfers of other assets by type that have occurred between the holding company, its subsidiaries, and the consolidated VIEs, and direction of transfer.
         Please revise to provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash or assets in the business is in the
         PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash or assets. Provide cross-references to these other discussions. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries or investors, summarize the policies, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state that you have no such cash management policies that dictate how funds are transferred. Discuss whether there are limitations on your ability to transfer cash between you, your subsidiaries or investors, and provide a cross-
         reference to your discussion of this issue in your summary, summary risk factors, and risk factors sections, as well. Quantify any dividends or distributions that a subsidiary or consolidated VIE have made to the holding company and which entity made such transfers, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no such transfers, dividends, or distributions have been made to date. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements, if included. Revise Item 7 to include this disclosure regarding transfers of cash.
Governmental Regulations in PRC, page 13

7. In the beginning of Item 1, disclose each permission or approval that you, your subsidiaries, or the VIEs (when utilized) are required to obtain from Chinese authorities to operate your business. State whether you, your subsidiaries, or the VIEs (when utilized)
         are covered by permissions requirements from any Chinese governmental agencies that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please describe the consequences to you and your investors if you, your
 Xiao Jian Wang
GD Culture Group Limited
June 5, 2024
Page 4
         subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii)
         inadvertently conclude that such permissions or approvals are not required, or (iii)
         applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future. Please explain why you believe that the Trial
         Measures do not require you to receive "approval from the CSRC...to issue securities to foreign investors." State, if true, that you did not rely on an opinion of counsel in reaching these determinations regarding required permissions or approvals.
Item 1A. Risk Factors, page 18

8. Please include a risk factor discussing the risks associated with winding up the VIE structure.
General

9. Please include at the beginning of Item 1 a summary of risk factors disclosing the risks that your corporate structure and being based in or having the majority
of the company   s
       operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the risk factors section. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice;
       and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of your securities to significantly decline or be worthless. Each CBI
FirstName LastNameXiao Jian Wang
       summary risk factor should have a cross-reference to the relevant individual detailed risk
Comapany    NameGD Culture Group Limited
       factor.
June 5, 2024 Page 4
FirstName LastName
 Xiao Jian Wang
FirstName
GD CultureLastNameXiao
             Group LimitedJian Wang
Comapany
June 5, 2024NameGD Culture Group Limited
June 5,
Page 5 2024 Page 5
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Nasreen Mohammed at 202-551-3773 or Adam Phippen at 202-551-3336
if you have questions regarding comments on the financial statements and related matters. Please contact Jenna Hough at 202-551-3063 or Lilyanna Peyser at 202-551-3222 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:      Jason Ye